EXHIBIT 12

       GENERAL AMERICAN TRANSPORTATION CORPORATION AND SUBSIDIARIES

            COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                      (IN MILLIONS EXCEPT FOR RATIOS)



                                                   1994     1993    1992   1991     1990
                                                 ------    ------  ------ ------    -----
Earnings available for fixed charges:
   Net Income....................                $ 87.0   $ 74.1  $ 66.1  $ 74.2   $ 76.6

   Add (deduct):
     Income taxes.................                 42.7     45.1    31.7    29.0     29.9
   Cumulative effect of accounting
    changes........................                   -        -     6.7       -        -
   Equity in net earnings of affiliated
    companies, net of distributions
    received.......................               (14.2)   (11.5)  (13.2)  (11.5)    (9.2)
  Interest on indebtedness and amortization
    of debt discount and expense........           78.3     78.8    96.0   100.7    106.3
  Amortization of capitalized interest....          1.1      1.1     1.1      .9      1.0
  Portion of rents representative of interest
   factor (deemed to be one-third).........        16.8     13.2     9.3     7.3      2.9
                                                   -----    -----   -----    ----     ----

  Total earnings available for fixed charges.... $211.7   $200.8  $197.7  $200.6   $207.5
                                               ========  =======  ======  ======   ======


Fixed charges:
  Interest on indebtedness and amortization
   of debt discount and expense............      $ 78.3   $ 78.8  $ 96.0  $100.7   $106.3
  Capitalized interest.....................         2.7      2.4     2.8     2.8      3.2
  Portion of rents representative of interest
   factor (deemed to be one-third)..........       16.8     13.2     9.3     7.3      2.9
                                                 ------   ------  ------  ------   ------

  Total fixed charges......................      $ 97.8   $ 94.4  $108.1  $110.8   $112.4
                                                =======   ======  ======  ======   ======

Ratio of earnings to fixed charges(A).........    2.16x    2.13x   1.83x   1.81x    1.85x


(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes, fixed charges, and, in 1992, the cumulative effect of accounting changes, less equity in net earnings of affiliated companies, net of distributions received.
